Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Notice

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), read together with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment(s) thereof for the time being in force), that the resolutions appended below are proposed to be passed by the Members through postal ballot / electronic voting (e-voting). The explanatory statement pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer ('Scrutinizer') for conducting the postal ballot / e-voting process in a fair and transparent manner.

Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope not later than 17:00 hours IST on February 20, 2018. Postage will be borne and paid by the Company. Postal Ballot Form(s), if sent at the expense of the Member(s), will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the Business Reply Envelope. Please note that if any Postal Ballot Form is received after the said date, it will be considered that no reply has been received from the member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through Electronic Means'. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman or to any other authorized person of the Company after the completion of the scrutiny of the postal ballots (including e-voting). The result of the postal ballot shall be declared on or before Saturday, February 24, 2018 and communicated to the stock exchanges, depository, registrar and share transfer agents and shall also be displayed on the Company's website, www.infosys.com

Resolutions

Item no. 1 – Appointment of Salil S. Parekh as Chief Executive Officer and Managing Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution :

RESOLVED THAT, pursuant to the recommendation of the Nomination and Remuneration Committee, applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and the Articles of Association of the Company, Salil S. Parekh (DIN: 01876159), who was appointed as an Additional Director and as Chief Executive Officer and Managing Director (CEO and Managing Director) of the Company by the Board of Directors (the 'Board') with effect from January 2, 2018, and who holds office until the date of the next annual general meeting in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013, signifying his intention to propose Salil S. Parekh as a candidate for the office of a director of the Company, be and is hereby appointed as a director of the Company liable to retire by rotation.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

RESOLVED FURTHER THAT, pursuant to the provisions of Sections 196, 197, Schedule V and other applicable provisions of the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) the approval of members of the Company be and is hereby accorded to the appointment of Salil S. Parekh (hereinafter "Mr. Parekh"), as a CEO and Managing Director for a period of five (5) years with effect from January 2, 2018 to January 1, 2023, on the terms and conditions as specified in the Explanatory Statement pursuant to Section 102 (1) of the Companies Act, 2013 annexed to this Notice and on the remuneration, which is as follows:

1. Fixed pay: An annual salary of Rupees Six Fifty Lakhs (₹6,50,00,000) as compensation for his services (the "Fixed Pay"). The Fixed Pay will be paid monthly in accordance with the Company's normal payroll practices and be subject to the usual, required withholdings.
2. Variable pay:
   a. Variable pay: Effective April 1, 2018, an annual variable pay ("Variable Pay") payable following the end of the 2018-19 fiscal year, and in subsequent years during the Term of the appointment, an amount of Rupees Nine Seventy Five Lakhs (₹9,75,00,000), which shall be payable subject to the Company's achievement of certain milestones as determined by the Board or its Committee, in its sole discretion, from time to time, less applicable withholdings (the "Target Variable Pay"). The Variable Pay paid for a particular fiscal year shall not exceed 125% of the Target Variable Pay ("Maximum Variable Pay"). If the Agreement is not renewed after the Initial Term, Mr. Parekh shall receive Variable Pay pro-rated for fiscal year 2022-23, pro-rated to account for the partial time he was employed for fiscal year 2022-23.
   b. Initial Variable Pay: Mr. Parekh shall be paid an "Initial Variable Pay" an amount equal to 100% of his Target Variable Pay prorated for the period from January 2, 2018 through March 31, 2018 amounting to Rupees Two Thirty Seven Lakhs, seventy three thousand and nine hundred and seventy three (₹2,37,73,973).
3. Stock compensation:
   a. Annual Equity Grant: An annual grant of restricted stock units ("RSUs") covering Company's equity shares ("Shares"), having a Value equal to Rupees Three Twenty-Five Lakhs (₹3,25,00,000). Each Annual Equity Grant shall vest as follows: (x) 33.33% of the Shares subject to each Annual Equity Grant will vest on the first anniversary of the Grant Date; (y) 33.33% of the Shares subject to each Annual Equity Grant will vest on the second anniversary of the Grant Date; and (z) 33.34% of the Shares subject to each Annual Equity Grant will vest on the third anniversary of the Grant Date. In the event the appointment / Agreement is not renewed after the current Term the Company shall accelerate the vesting of the then outstanding Annual Equity Grants.
   b. Performance Equity Grant: An Annual Performance Equity Grant of RSUs covering Shares having a Value equal to Rupees Thirteen Hundred Lakhs (₹13,00,00,000). The number of shares that will vest under each Annual Performance Equity Grant shall be calculated upon the successful completion of each of his three (3) full fiscal years with the Company, the first of which shall conclude on March 31, 2021. The vesting of the Annual Performance Equity Grant is subject to the Company's achievement of certain milestones as determined by the Board or its Committee in its sole discretion and any Shares that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. For the Performance Equity Grant to vest he must be employed with the Company on March 31 of the fiscal year; except in the event the Agreement is not renewed after the Initial Term he shall be entitled to receive the Shares under the Performance Equity Grant for the three (3) year period ending March 31, 2023, subject to the achievement of the milestones determined by the Board or its Committee and pro-rated to account for the partial time he was employed for the fiscal year 2022-23.
   c. One-time Equity grant: A One-time Equity Grant of RSUs covering Shares having a Value equal to Rupees Nine Seventy Five Lakhs (₹9,75,00,000). The One-time Equity Grant shall vest in two (2) installments, as follows: (x) fifty percent (50%) of the Shares subject to the One-time Equity Grant shall vest on the first anniversary of the Grant Date; and (y) the remaining fifty percent (50%) of the Shares subject to the One-time Equity Grant shall vest on the second anniversary of the Grant Date.

For purposes of this Section, "Value" of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the National Stock Exchange of India Limited ("NSE") on the Grant Date. The vesting and other terms of each Grant shall be subject to the Company's "Infosys Limited 2015 Stock Incentive Compensation Plan," any agreements evidencing the award, and as determined by the Board or its Committee, in its sole discretion, from time to time.

4. Other key terms:
   a. Term: An initial term of five (5) years, with Option to renew for a further period of three (3) years on mutually agreed term and subject to the shareholder's approval. Mr. Parekh will retire upon attaining the age of 60 years, unless the term is extended at the discretion of the Board or its Committee, subject to the approval of shareholders.
   b. Notice period: Each Party agrees to provide ninety (90) days' notice prior to terminating the Agreement for reasons other than Cause or Good Reason. The Company may, in its sole and exclusive discretion, satisfy its Notice Period obligation by either providing Mr. Parekh with the equivalent of (a) ninety (90) days of his Fixed Pay, (b) an amount equal to ninety (90) days of Bonus (shall mean the average monthly Variable Pay paid over the last immediately twelve (12) months prior to the Termination Date) and (c) other compensation and benefits that he would have earned during the Notice Period had he remained employed during such Notice Period, including continued vesting of Shares, during the Notice Period, previously granted to him as Stock Compensation or (d) placing him on "Garden Leave" for the duration of the Notice Period.
   c. Severance: If during the Employment Term, (i) the Company terminates Mr. Parekh's employment other than for Cause (excluding as a result of his death or

disability) or (ii) if Mr. Parekh resigns for Good Reason, he will be entitled to receive a Severance amount (less all applicable withholdings) equal to fifty percent (50%) of the Fixed Pay and fifty percent (50%) of bonus (shall mean the average monthly variable pay paid over the last immediately twelve (12) months prior to the termination date). In addition, the Company shall accelerate the vesting of each of his then-outstanding, One-time Equity Grant and Annual Equity Grants (including RSUs and options) that would have vested over the six (6) months following the Termination Date but for his Termination; provided, however, that there shall be no accelerated vesting of any Performance Equity Grants.

d. Insurance : Will be covered under the Company's Health insurance scheme and the Company's Life Insurance scheme as applicable.

e. Non-compete : Mr. Parekh agrees he will not work with the named competitors for a period of six (6) months from date of separation with company, and will not work for or with a customer to whom he rendered service within the last twelve (12) months.

5. Employee benefits : During the term of his employment, Mr. Parekh will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company. Mr. Parekh will also be eligible for such other payments and benefits as provided to whole-time directors, as determined by the Board or its Committee, in its sole discretion, from time to time.

6. Vacation : Mr. Parekh will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its whole-time directors.

7. Expenses : The Company will reimburse Mr. Parekh for reasonable travel, entertainment or other expenses incurred by Executive in accordance with the Company's expense reimbursement policy for whole-time directors.

8. Minimum and maximum remuneration : Should Mr. Parekh fail to achieve minimum performance targets, his remuneration as proposed will fall to, Rupees Six Fifty Lakhs (₹6,50,00,000) annually of fixed salary and Rupees Three Twenty-Five Lakhs (₹3,25,00,000) of annual equity grant. Additionally, he will be entitled to one-time equity grant amounting to Rupees Nine Seventy Five Lakhs (₹9,75,00,000) as per clause 3(c) above and an initial variable pay of an amount equal to 100% of his target variable pay of Rupees Nine Seventy-Five Lakhs (₹9,75,00,000) prorated for the period from January 2, 2018 through March 31, 2018 amounting to Rupees Two Thirty Seven Lakhs, seventy three thousand and nine hundred and seventy three (₹2,37,73,973) as mentioned in clause 2(b) above. If Mr. Parekh's performance targets are overachieved, the performance-based payments for variable component of his compensation (variable pay) will be capped at 125% of the target compensation for such variable pay.

9. Mr. Parekh's compensation, including Fixed Pay, Variable Pay, and Stock Compensation, will be subject to review and adjustments by the Company in its sole and exclusive discretion, and subject to any limits and necessary approvals under applicable law, including the Indian Companies Act. Mr. Parekh's employment is conditioned on his representation that he is not disqualified or prevented from acting as a Director and / or Managing Director on the Board of the Company, under applicable law including the Indian Companies Act, 2013 and that there are no other restrictions, such as a non-compete or non-solicitation agreement.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force).

Item no. 2 – Re-designation of U. B. Pravin Rao as Chief Operating Officer and Whole-time Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution :

RESOLVED THAT the approval of the members of the Company be and is hereby accorded for the re-designation of U. B. Pravin Rao (DIN: 06782450) as Chief Operating Officer and Whole-time Director of the Company with effect from January 2, 2018, with the existing terms and conditions of appointment for a period up to August 17, 2022, liable to retire by rotation as a director.

Registered office :
Electronics City,
Hosur Road,
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Bengaluru
January 3, 2018

Sd/-
A. G. S. Manikantha
Company Secretary

Notes

1. The explanatory statement pursuant to Section 102(1) of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on January 15, 2018. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's registrar and share transfer agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a Business Reply Envelope.
3. Members whose names appear on the Register of Members / List of Beneficial Owners as on January 15, 2018 will be considered for the purpose of voting. A person who is not a Member as on the relevant date should treat this notice for information purposes only.

4. Resolutions passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.
5. The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Forms will be treated as invalid.
6. In case a Member wishes to obtain a printed Postal Ballot Form or a duplicate, he or she may send an email to investors@infosys.com. The registrar and transfer agent / Company shall forward the same along with Business Reply Envelope to the Member.
7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on January 15, 2018. (cut-off date) The postal ballot period commences on January 22, 2018 (9:00 Hours IST) and ends on February 20, 2018 (17:00 Hours IST).
8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.
9. A Member cannot exercise his vote by proxy on postal ballot.
10. Members wishing to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than the close of working hours (i.e. 17:00 Hours IST) on February 20, 2018. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members, will also be accepted. If any postal ballot is received after 17:00 Hours IST on February 20, 2018, it will be considered that no reply from the Member has been received.
11. The Scrutinizer will submit his report to the Chairman or any authorized person after the completion of scrutiny, and the result of the postal ballot will be announced by the Chairman or any authorized person of the Company duly authorized, on or before February 24, 2018 at the registered office of the Company and will also be displayed on the Company website (www.infosys.com), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.
12. The last date for the receipt of duly completed Postal Ballot Forms or e-voting shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by postal ballot / e-voting.

Voting through electronic means

In compliance with Regulation 44, SEBI (Listing Obligations and Disclosure Requirements), Regulation 2015 and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the Company / depository participant(s) will receive an email from NSDL informing them of their User ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process:
   a. Open email and open the PDF file titled 'Infosys e-voting.pdf' using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password. NOTE: Shareholders already registered with NSDL for e-voting will not receive the PDF file "Infosys e voting.pdf".
   b. Launch your internet browser and type the following URL: https://www.evoting.nsdl.com. Click on Shareholder – Login.
   c. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.
   d. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   e. The homepage of e-voting will open. Click on e-voting: Active-voting Cycles.
   f. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.
   g. Now you are ready for e-voting as the 'Cast Vote' page opens.
   h. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.
   i. On confirmation, the message 'Vote cast successfully' will be displayed.
   j. After you have voted on a resolution once, you will not be allowed to modify your vote.
   k. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via e mail to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.
2. For members whose email IDs are not registered with the Company / Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:
   a. The initial password is provided at the bottom of the Postal Ballot Form.
   b. Please follow the instructions from a. to k. as mentioned in step 1 to cast your vote.

3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com. Shareholders can also contact Mr. Amit Vishal, Senior Manager, NSDL to resolve any grievances with regard to e-voting. Contact number : 022-24994360; email ID : AmitV@nsdl.co.in.
4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password option available on the site to reset the password.
5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.

   NOTE : Shareholders who forgot the User Details / Password can use "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com.

   In case shareholders are holding shares in demat mode, user ID is the combination of DPID +Client ID.

   In case shareholders are holding shares in physical mode, user ID is the combination of EVEN No + Folio No.
6. The e-voting period commences on January 22, 2018 (9:00 Hours IST) and ends on February 20, 2018 (17:00 Hours IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the cut-off date i.e. January 15, 2018, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it.
7. The-voting rights of Members shall be in proportion to their share of the paid up equity share capital of the Company as on the cut-off date i.e. January 15, 2018. Voting rights in the postal ballot / e-voting cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item no. 1

The Board, upon the recommendations of the Nomination and Remuneration Committee, at its meeting held on December 2, 2017, appointed Salil S. Parekh, as an Additional Director and designated him as CEO & Managing Director for a period of five (5) years with effect from January 2, 2018 to January 1, 2023.

The Company has received a notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of Salil S. Parekh for the office of director.

The Company has received from Salil S. Parekh (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub section (2) of Section 164 of the Companies Act, 2013, and (iii) Notice of interest in Form MBP-1 in terms of section 184 (1), and other applicable provisions of the Companies Act, 2013.

The terms and conditions of his appointment are as follows :

Remuneration :

1. Fixed pay : An annual salary of Rupees Six Fifty Lakhs (₹6,50,00,000) as compensation for his services (the "Fixed Pay"). The Fixed Pay will be paid monthly in accordance with the Company's normal payroll practices and be subject to the usual, required withholdings.
2. Variable pay :
   a. Variable pay :Effective April 1, 2018, an annual variable pay ("Variable Pay") payable following the end of the 2018-19 fiscal year, and in subsequent years during the Term of the appointment, an amount of Rupees Nine Seventy Five Lakhs (₹9,75,00,000), which shall be payable subject to the Company's achievement of certain milestones as determined by the Board or its Committee, in its sole discretion, from time to time, less applicable withholdings (the "Target Variable Pay"). The Variable Pay paid for a particular fiscal year shall not exceed 125% of the Target Variable Pay ("Maximum Variable Pay"). If the Agreement is not renewed after the Initial Term, Mr. Parekh shall receive Variable Pay pro-rated for fiscal year 2022-23, pro-rated to account for the partial time he was employed for fiscal year 2022-23.
   b. Initial Variable Pay : Mr. Parekh shall be paid an "Initial Variable Pay" an amount equal to 100% of his Target Variable Pay prorated for the period from January 2, 2018 through March 31, 2018 amounting to Rupees Two Thirty Seven Lakhs, seventy three thousand and nine hundred and seventy three (₹2,37,73,973).
3. Stock compensation :
   a. Annual Equity Grant : An annual grant of restricted stock units ("RSUs") covering Company's equity shares ("Shares"), having a Value equal to Rupees Three Twenty-Five Lakhs (₹3,25,00,000). Each Annual Equity Grant shall vest as follows : (x) 33.33% of the Shares subject to each Annual Equity Grant will vest on the first anniversary of the Grant Date; (y) 33.33% of the Shares subject to each Annual Equity Grant will vest on the second anniversary of the Grant Date; and (z) 33.34% of the Shares subject to each Annual Equity Grant will vest on the third anniversary of the Grant Date. In the event the appointment / Agreement is not renewed after the current Term the Company shall accelerate the vesting of the then outstanding Annual Equity Grants.

b. Performance Equity Grant : An Annual Performance Equity Grant of RSUs covering Shares having a Value equal to Rupees Thirteen Hundred Lakhs (₹ 13,00,00,000). The number of shares that will vest under each Annual Performance Equity Grant shall be calculated upon the successful completion of each of his three (3) full fiscal years with the Company, the first of which shall conclude on March 31, 2021. The vesting of the Annual Performance Equity Grant is subject to the Company's achievement of certain milestones as determined by the Board or its Committee in its sole discretion and any Shares that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. For the Performance Equity Grant to vest he must be employed with the Company on March 31 of the fiscal year; except in the event the Agreement is not renewed after the Initial Term he shall be entitled to receive the Shares under the Performance Equity Grant for the three (3) year period ending March 31, 2023, subject to the achievement of the milestones determined by the Board or its Committee and pro-rated to account for the partial time he was employed for the fiscal year 2022-23.

c. One-time Equity grant : a One-time Equity Grant of RSUs covering Shares having a Value equal to Rupees Nine Seventy-Five Lakhs (₹9,75,00,000). The One-time Equity Grant shall vest in two (2) installments, as follows : (x) fifty percent (50%) of the Shares subject to the One-time Equity Grant shall vest on the first anniversary of the Grant Date; and (y) the remaining fifty percent (50%) of the Shares subject to the One-time Equity Grant shall vest on the second anniversary of the Grant Date.

For purposes of this Section, "Value" of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the National Stock Exchange of India Limited ("NSE") on the Grant Date. The vesting and other terms of each Grant shall be subject to the Company's "Infosys Limited 2015 Stock Incentive Compensation Plan," any agreements evidencing the award, and as determined by the Board or its Committee, in its sole discretion, from time to time.

4. Other key terms :

a. Term : An initial term of five (5) years, with Option to renew for a further period of three (3) years on mutually agreed term and subject to the shareholder's approval. Mr. Parekh will retire upon attaining the age of 60 years, unless the term is extended at the discretion of the Board or its Committee, subject to the approval of shareholders.

b. Notice period : Each Party agrees to provide ninety (90) days' notice prior to terminating the Agreement for reasons other than Cause or Good Reason. The Company may, in its sole and exclusive discretion, satisfy its Notice Period obligation by either providing Mr. Parekh with the equivalent of (a) ninety (90) days of his Fixed Pay, (b) an amount equal to ninety (90) days of Bonus (shall mean the average monthly Variable Pay paid over the last immediately twelve (12) months prior to the Termination Date) and (c) other compensation and benefits that he would have earned during the Notice Period had he remained employed during such Notice Period, including continued vesting of Shares, during the Notice Period, previously granted to him as Stock Compensation or (d) placing him on "Garden Leave" for the duration of the Notice Period.

c. Severance : If during the Employment Term, (i) the Company terminates Mr. Parekh's employment other than for Cause (excluding as a result of his death or disability) or (ii) if Mr. Parekh resigns for Good Reason, he will be entitled to receive a Severance amount (less all applicable withholdings) equal to fifty percent (50%) of the Fixed Pay and fifty percent (50%) of bonus (shall mean the average monthly variable pay paid over the last immediately twelve (12) months prior to the termination date).In addition, the Company shall accelerate the vesting of each of his then-outstanding, One-time Equity Grant and Annual Equity Grants (including RSUs and options) that would have vested over the six (6) months following the Termination Date but for his Termination; provided, however, that there shall be no accelerated vesting of any Performance Equity Grants.

d. Insurance : Will be covered under the Company's Health insurance scheme and the Company's Life Insurance scheme as applicable.

e. Non-compete : Mr. Parekh agrees he will not work with the named competitors for a period of six (6) months from date of separation with company, and will not work for or with a customer to whom he rendered service within the last twelve (12) months.

5. Employee benefits : During the term of his employment, Mr. Parekh will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company. Mr. Parekh will also be eligible for such other payments and benefits as provided to whole time directors, as determined by the Board or its Committee, in its sole discretion, from time to time.

6. Vacation : Mr. Parekh will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its whole-time directors.

7. Expenses : The Company will reimburse Mr. Parekh for reasonable travel, entertainment or other expenses incurred by Executive in accordance with the Company's expense reimbursement policy for whole-time directors.

8. Minimum and maximum remuneration : Should Mr. Parekh fail to achieve minimum performance targets, his remuneration as proposed will fall to, Rupees Six Fifty Lakhs (₹6,50,00,000) annually of fixed salary and Rupees Three Twenty-Five Lakhs (₹3,25,00,000) of annual equity grant. Additionally, he will be entitled to one-time equity grant amounting to Rupees Nine Seventy Five Lakhs (₹9,75,00,000) as per clause 3(c) above and an initial variable pay of an amount equal to 100% of his target variable pay of Rupees Nine Seventy Five Lakhs (₹9,75,00,000) prorated for the period from January 2, 2018 through March 31, 2018 amounting to Rupees Two Thirty Seven Lakhs, seventy three thousand and nine hundred and seventy three (₹2,37,73,973) as mentioned in clause 2(b) above. If Mr. Parekh's performance targets are overachieved,

the performance-based payments for variable component of his compensation (variable pay) will be capped at 125% of the target compensation for such variable pay.

9. Mr. Parekh's compensation, including Fixed Pay, Variable Pay, and Stock Compensation, will be subject to review and adjustments by the Company in its sole and exclusive discretion, and subject to any limits and necessary approvals under applicable law, including the Indian Companies Act. Mr. Parekh's employment is conditioned on his representation that he is not disqualified or prevented from acting as a Director and / or Managing Director on the Board of the Company, under applicable law including the Indian Companies Act, 2013 and that there are no other restrictions, such as a non-compete or non-solicitation agreement.
   - Period of appointment : Five (5) years beginning on January 2, 2018 and ending on January 1, 2023.
   - Salil S. Parekh shall perform such duties as shall from time to time be entrusted to him by the Board of Directors, subject to superintendence, guidance and control of the Board of Directors.

The resolution seeks the approval of the members in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) for the appointment of Salil S. Parekh as the CEO & Managing Director effective January 2, 2018.

No director, key managerial personnel or their relatives, except Salil S. Parekh, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 1 for the approval of members.

Item no. 2

The Board at its meeting held on August 18, 2017 had appointed U. B. Pravin Rao as the Interim CEO and Managing Director which was approved by the shareholders by way of postal ballot concluded on October 7, 2017. In terms of the approval received by shareholders, U. B. Pravin Rao will hold the position of Interim Chief Executive Officer and Managing Director of the Company for a term not exceeding five (5) years or until a new Chief Executive Officer and Managing Director is appointed or if his employment as Interim Chief Executive Officer and Managing Director is terminated earlier by either party giving ninety (90) days' notice to the other party in this regard.

On December 2, 2017, the Board in its meeting appointed Salil S. Parekh as the CEO and Managing Director effective January 2, 2018 and consequently as per the terms of U. B. Pravin Rao's resolution and agreement, he will be re-designated as the Chief Operating Officer and Whole-time Director of the Company from January 2, 2018 until August 17, 2022. There will be no variation in the terms and conditions to his appointment and U. B. Pravin Rao will continue to be liable to retire by rotation and receive remuneration as approved by the shareholders at their Annual General Meeting held on June 14, 2014 and amended by way of Postal Ballot Notice dated February 23, 2017 which concluded on March 31, 2017.

No director, key managerial personnel or their relatives, except U. B. Pravin Rao, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 2 for the approval of members.

Registered office :
Electronics City,
Hosur Road,
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Bengaluru
January 3, 2018

Sd/-
A. G. S. Manikantha
Company Secretary

Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards



Salil S. Parekh

Salil was at Capgemini for 25 years most recently as a member of the Group Executive Board. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was also the Chairman of the company's North America Executive Council. Salil leveraged Digital and Cloud services to drive transformation for clients. He was responsible for the strategy and execution for the Cloud business – setting its direction and enabling its rapid adoption at clients. He was also the architect of Capgemini's North America growth and turnaround, and was instrumental in setting up their off-shoring capabilities.

He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Age – 53 years

Nature of expertise in specific functional areas – Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and Key Managerial Personnel – Nil

Listed companies (other than Infosys Group) in which Salil S. Parekh holds directorship and Committee membership – Nil

Shareholding in the Company – Nil

Key terms and conditions of appointment – As per the resolution at item no. 1 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid – As per the resolution at item no. 1 of this Notice read with the explanatory statement thereto

Date of first appointment on board, last drawn remuneration and number of board meetings attended – It is proposed to appoint Salil S. Parekh as Director for his first term on the Board and hence these details are not applicable.



U. B. Pravin Rao

Pravin was the Interim Chief Executive Officer and Managing Director from August 18, 2017 to January 2, 2018.

As Chief Operating Officer he has overall strategic and operational responsibility for the entire portfolio of the Company's offerings. He oversees the key functions of global sales, global delivery and business enabling functions. He drives and oversees the continuous renewal of key processes, systems and policies across the Company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development. Pravin was the Chairperson of Infosys BPO from October 2014 to July 2017.

He has over 30 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of Confederation of Indian Industry (CII) and the Executive Council of Nasscom. He is also a member of the Executive Council of World Business Council for Sustainable Development (WBCSD).

Age – 56 years

Nature of expertise in specific functional areas – Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and Key Managerial Personnel – Nil

Listed companies (other than Infosys Group) in which U. B. Pravin Rao holds directorship and Committee membership – Nil

Shareholding in the Company – 5,30,036 shares

Key terms and conditions of appointment – As per the resolution at item no. 2 of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid – U. B. Pravin Rao will continue to receive the remuneration as approved by the shareholders vide postal ballot concluded on March 31, 2017.

Date of first appointment on board, last drawn remuneration and number of board meetings attended Details pertaining to U. B. Pravin Rao's appointment, remuneration and number of meetings attended are available in the Company's Annual Report for the year 2016-17. U. B. Pravin Rao was first appointed on the Board on January 10, 2014. His last drawn remuneration for fiscal 2017 was ₹7.8 crore (excluding value of stock options granted of ₹4 crore). The Shareholders had approved an annual remuneration of ₹12.5 crore (comprising of annual fixed salary of ₹4.63 crore, annual variable compensation of ₹3.87 crore at 100% payout and performance based stock options of ₹4 crore which would vest over a period of 4 years). He attended 8 meetings out of 8 held in fiscal 2017.